October 8, 2013

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE» «ZIP»

Re:           WNC California Housing Tax Credits III, L.P. (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

Since our last property disposition notice to you, the Partnership has sold its interests in two local limited partnerships. The appraisal of each apartment complex, conducted with any applicable restrictions taken into consideration, indicated no remaining equity in those apartment complexes. Accordingly, each of those transfers was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs. Each apartment complex stayed with the local limited partnership owning it subject to its mortgage indebtedness.

The schedule comprising Attachment No. 1 hereto includes each property’s appraised value as of the date set forth, and each property’s loan balance as of December 31, 2012. The table also includes the type of transaction (asset or limited partnership interest sale) and the date each transaction took place.

The Partnership continues to own an interest in one other apartment complex. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the interests described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K1, expected to be delivered to you approximately February or March 2014. Accordingly, you are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

Attachment No. 1

A	B	C	D	E	F
Local Limited Partnership	Mortgage Debt at 12/31/12	Appraised Value	Date of Appraisal	Date of Sale	Type of Transaction

Almond View Apartments, Ltd.	$1,616,729	$295,000	10/12/2012	8/31/2013	LP Interest Sale
La Paloma Del Sol Phase II Limited Partnership	$1,336,172	$810,000	9/25/2012	8/31/2013	LP Interest Sale

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com